                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Covol Technologies, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   223575-10-1
            --------------------------------------------------------
                                 (CUSIP Number)

                             Linda C. Williams, Esq.
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   223575-10-1
            -----------

                   1)       Names of Reporting Persons
                            S.S. or I.R.S. Identification Nos. of Above Persons

                            Kirk A. Benson
                            I.R.S. Identification No.:  ###-##-####
--------------------------------------------------------------------------------
                   2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)        [ ]
                                                                  (b)        [X]
--------------------------------------------------------------------------------
                   3)       SEC Use Only
--------------------------------------------------------------------------------
                   4)       Source of Funds (See Instructions)

                            PF
--------------------------------------------------------------------------------
                   5)       Check if Disclosure of Legal Proceedings is Required
                            Pursuant to Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
                   6)       Citizenship or Place of Organization

                            United States of America
--------------------------------------------------------------------------------
                   7)       Sole Voting Power

                            822,220
Number of          -------------------------------------------------------------
shares             8)       Number of Shares Beneficially Owned by Each
beneficially                Reporting Person with Shared Voting Power
owned by
each                        None
reporting          -------------------------------------------------------------
person
with               9)       Sole Dispositive Power

                            822,220
                   -------------------------------------------------------------
                   10)      Shared Dispositive Power

                            None
--------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person

                            822,220
--------------------------------------------------------------------------------
                   12)      Check if the Aggregate Amount in Row (11) Exclude
                            Certain Shares                                   [ ]
--------------------------------------------------------------------------------
                   13)      Percent of Class Represented by Amount in Row (11)

                            6.3%
--------------------------------------------------------------------------------
                   14)      Type of Reporting Person (See Instructions)

                            IN


                               Page 2 of 21 Pages

         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of Common Stock, par value $.001 per share ("Common Stock"), of Covol Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3280 North Frontage Road, Lehi, Utah 84043.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Kirk A. Benson, an individual, whose principal occupation or employment is as a consultant. His principal office address is 165 W. Canyon Crest, Suite 340, Alpine, Utah 84004. On January 22, 1999, Mr. Benson became a member of the Board of Directors of the Issuer.

         During the last five years, Kirk A. Benson has not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 16, 1998, Mr. Benson acquired 166,665 shares of Common Stock, and a Warrant (the "First Warrant"), filed as Exhibit 1 to this Statement, to purchase 55,555 shares of Common Stock, for an aggregate purchase price of $1,499,985. The First Warrant may be exercised any time on or before September 16, 2000 at a per share exercise price of $12.00. On November 13, 1998, Mr. Benson entered into an agreement to acquire 300,000 shares of Common Stock and a Warrant (the "Second Warrant"), filed as Exhibit 2 to this Statement, to purchase up to 300,000 shares of Common Stock, for an aggregate purchase price of $1,500,000. The Second Warrant may be exercised any time on or before November 12, 1999, at a per share exercise price of $7.50. While Mr. Benson paid the aggregate purchase price in November 1998, he has not yet received the Second Warrant from the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock described in Item 3 above and the First Warrant and Second Warrant (collectively, the "Shares") have been acquired for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Issuer. Mr. Benson, in his capacity as a director and shareholder, may, however, from time to time communicate with the Issuer's management regarding its business plans and operations. Subject to applicable law, Mr. Benson intends continually to assess the market and prospects for the Issuer's Common Stock and may, based upon such assessment, from time to time, or at any time, purchase additional shares of Common Stock or sell or otherwise dispose of the Shares, and may engage in various hedging or other derivative transactions with respect to the Shares.

         Mr. Benson does not have any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Benson is a director of the Issuer.


                               Page 3 of 21 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Mr. Benson may be deemed to be the beneficial owner of 822,220 shares of Common Stock (approximately 6.3% of the total number of shares of Common Stock outstanding at the date hereof according to representations made by the Issuer). Mr. Benson has sole voting and dispositive power over all of the Shares.

         Other than as set forth herein, Mr. Benson does not beneficially own any shares of the Issuer's Common Stock.

         Other than as set forth herein, there have been no transactions in shares of the Issuer's Common Stock during the past 60 days by Mr. Benson. In addition, to the best knowledge of Mr. Benson, no person other than Mr. Benson has the right to receive dividends from, or the proceeds from the sale of, the securities covered by this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Exhibits 1 and 2 set forth the First Warrant and the Second Warrant. The subscription agreement entered into on November 13, 1998 between the Issuer and Mr. Benson relating to the purchase of 300,000 Shares and the Second Warrant provides for the Issuer to use its best efforts to register such Shares on Form S-3 by February 28, 1999, or to provide certain piggy-back registration rights. Issuer has informed Mr. Benson that it will include in the registration statement all of the Shares. Exhibit 3 sets forth the text of such registration rights.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Form of First Warrant.

         2.       Form of Second Warrant.

         3. Registration Rights Commitment, excerpted from Subscription Agreement dated as of November 13, 1998 between the Issuer and Mr. Benson.



                               Page 4 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 2, 1999             KIRK A. BENSON


                                    /s/ Kirk A. Benson
                                    ------------------



                               Page 5 of 21 Pages

                                    Exhibit 1

                               WARRANT CERTIFICATE


                                             Warrant Certificate No. WA-1998-262
Dated: September 16, 1998                                      **55,555** Shares
                                                               ----------



NEITHER THESE WARRANTS NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE WARRANTS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS ARE RESTRICTED AND MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO REGULATION D UNDER THE ACT, AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

These Warrants shall cease to be exercisable and shall be void after September 16, 2000, at 5:00 p.m., Salt Lake City, Utah time.


                         COMMON STOCK PURCHASE WARRANTS
                                       OF
                            COVOL TECHNOLOGIES, INC.


FOR VALUE RECEIVED, Covol Technologies, Inc. (the "Company"), a Delaware corporation, hereby certifies that Kirk A. Benson, or his permitted assigns, is entitled to purchase from the Company, subject to the conditions and upon the terms of this Warrant, at any time or from time to time after the date hereof and prior to 5:00 p.m. Salt Lake City, Utah time, on September 16, 2000, an aggregate of 55,555 fully paid and nonassessable shares of restricted Common Stock, par value $.001, of the Company at a per share exercise price of $12.00 per share. This Warrant is issued pursuant to the terms set forth in the Subscription Agreement by and between the Holder (as defined below) and the Company (the "Subscription Agreement"). Hereinafter (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as "Common Stock," (ii) the shares of Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable hereunder for the Warrant Shares calculated as set forth in Paragraph 1 is referred to as the "Aggregate Warrant Price," (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Warrant Price," (v) this Warrant, and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the "Warrant" and (vi) the holder of this Warrant is referred to as the "Holder."

The Per Share Warrant Price is subject to adjustment pursuant to the anti-dilution provisions of Paragraph 4 hereof. In the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

1.   Exercise of Warrant. This Warrant may be exercised, in whole at any time or
     -------------------
in part from time to time during the period (the "Exercise Period") commencing on the date hereof, and ending on September 16, 2000, at 5:00 p.m. Salt Lake City, Utah time (the "Termination Date"), by the Holder of this Warrant by the surrender of this Warrant (with the exercise form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. Payment for Warrant Shares shall be made by

                               Page 6 of 21 Pages
certified or official bank check or wire transfer of immediately available funds payable to the order of "Covol Technologies, Inc." The Warrant shall expire, and exercise shall no longer be allowed, to the extent the Warrant has not been exercised by the expiration of the Exercise Period.

2.   Partial Exercise of Warrant. If this Warrant is exercised in part, this
     ---------------------------
Warrant must be exercised for a minimum of 1,000 shares of Common Stock and if the Exercise Period has not expired the Holder is entitled to receive a new Warrant covering the number of Warrant Shares in respect of which this Warrant has not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon such surrender of this Warrant, the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, cash equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and
(b) deliver the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant. The Warrant shall expire, and exercise shall no longer be allowed, to the extent the Warrant has not been exercised by the expiration of the Exercise Period.

3.   Reservation of Warrant Shares. The Company will at all times during the
     -----------------------------
Exercise Period have authorized and reserved, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the Warrant Shares.

4.   Anti-Dilution Provisions.
     ------------------------

1. If, at any time or from time to time after the date of this Warrant, the Company shall distribute property or assets to all holders of Common Stock (excluding (x) dividends paid in, or distributions of, the Company's capital stock for which the number of Warrant Shares receivable hereunder shall have been adjusted pursuant to Subsection 4(b), and (y) dividends or distributions paid in cash) (any of the foregoing unless excluded being hereinafter in this Subsection 4(a) called the "Property"), then, in each such case, the Company shall reserve sufficient Property for distribution to the Holder upon exercise of the Warrant so that, in addition to the shares of Common Stock to which the Holder is entitled, the Holder will receive upon such exercise the amount and kind of such Property which such Holder would have received if the Holder had, immediately prior to the record date for the distribution of the Property, exercised the Warrant. Notice of each such distribution shall be given to the Holder concurrently with any notice given to the holders of Common Stock regarding such distribution.

2. In case the Company shall hereafter pay a dividend or make a distribution on its Common Stock payable in shares of capital stock, subdivide its outstanding shares of Common Stock into a greater number of shares, combine its outstanding shares of Common Stock into a smaller number of shares, or issue by reclassification of its Common Stock any shares of capital stock of the Company, then, in any such event, the Holder shall be entitled to receive the aggregate number and kind of shares which, if the Warrant had been exercised immediately prior to the record date with respect to the dividend or distribution or the effective date of the subdivision, combination, or reclassification, he would have been entitled to receive by virtue of such dividend, distribution, subdivision, combination, or reclassification, and the Per Share Warrant Price shall be appropriately adjusted. Such adjustment shall be made successively whenever any event listed above shall occur. An adjustment made pursuant to this subsection (b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (b), the Holder of this Warrant shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, then this Warrant may thereafter be exercised for units consisting of whole number multiples of each such securities, as designated by the Board of Directors.

3. Notwithstanding any other provision of this Section 4, no adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.25

                               Page 7 of 21 Pages
per share of Common Stock and no adjustment in the number of Warrant Shares issuable upon exercise of this Warrant shall be required if such adjustment would represent less than three percent of the number of Warrant Shares to be so delivered; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and provided further, however, that adjustments shall be required and made in accordance with the provisions of this
Section 4 (other than this Subsection (c)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder. All calculations under this Section 4 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this
Section 4 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 4, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares, or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its shareholders shall not be taxable.

4.   Whenever the Per Share Warrant Price is adjusted as provided in this
Section 4 and upon any modification of the rights of the Holder of this Warrant in accordance with this Section 4, the Company shall promptly prepare a certificate of the Company's Chief Financial Officer, setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect or such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause a copy of such certificate to be mailed to the Holder.

5. If the Board of Directors of the Company shall declare any dividend or other distribution in cash with respect to the Common Stock, other than out of earned surplus, the Company shall mail notice thereof to the Holder not less than 15 days prior to the record date fixed for determining shareholders entitled to participate in such dividend or other distribution.

5.   Fully Paid Stock; Taxes. The shares of the Common Stock represented by each
     -----------------------
and every certificate for Warrant Shares delivered on the exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, fully paid and non-assessable, and not subject to any pre-emptive rights. The Holder shall pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or certificate therefor.

6.   Transfer.
     --------

1.   Securities Laws. Neither this Warrant nor the Warrant Shares issuable upon
     ---------------
the exercise hereof have been registered in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Act" or the "Securities Act") or under any state securities laws and unless so registered may not be transferred, sold, pledged, hypothecated or otherwise disposed of unless an exemption from registration pursuant to Rule 144 of the Act is available. Except as provided in subsection (b) of this Section 6, this Warrant shall bear the following legend:

NEITHER THESE WARRANTS NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE WARRANTS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS ARE RESTRICTED AND MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

2.   Conditions to Transfer. In the event Holder desires to transfer this
     ----------------------
Warrant or any of the Warrant Shares issued (in the absence of registration under the Securities Act), the Holder must give the Company prior written notice of such proposed transfer including the name and address of the proposed transferee. Such transfer may be made only either (i) upon publication by the Securities and Exchange Commission (the "Commission") of a ruling, interpretation, opinion or "no action letter" based upon facts

                               Page 8 of 21 Pages
presented to said Commission, or (ii) upon receipt by the Company of an opinion of Holder's counsel acceptable to the Company, in either case to the effect that the proposed transfer will not violate the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated under either such act (collectively, the "Securities Laws"). Prior to any such proposed transfer, and as a condition thereto, if such transfer is not made pursuant to an effective registration statement under the Securities Act, the Holder will, if requested by the Company, deliver to the Company any representation or agreement reasonably requested to determine compliance with the Securities Laws.

3.   Indemnity. The Holder acknowledges that the Holder understands the meaning
     ---------
and legal consequences of this Section 6, and the Holder hereby shall indemnify and hold harmless the Company, its representatives and each officer, director and control person thereof from and against any and all loss, damage or liability (including all attorneys' fees and costs incurred in enforcing this indemnity provision) due to or arising out of (i) the inaccuracy of any representation or the breach of any warranty of the Holder contained in, or any other breach of, this Warrant or the Holder's subscription agreement with the Company, (ii) any transfer of the Warrant or any of the Warrant Shares in violation of the Securities Act, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated under either of such acts,
(iii) any transfer of the Warrant or any of the Warrant Shares not in accordance with this Warrant or (iv) any untrue statement or omission to state any material fact in connection with the investment representations or with respect to the facts and representations supplied by the Holder or its agents to the Company or its counsel in connection with any transfer or proposed transfer of the Warrant or any Warrant Shares.

4.   Transfer. Except as provided in this Section 6 or in the Subscription
     --------
Agreement, this Warrant and the Warrant Shares issued may be transferred by the Holder in whole or in part at any time or from time to time. Upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, and upon compliance with the foregoing provisions, the Company shall, without charge, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees named in such Assignment Form (and if the entire amount of the Warrant is not being transferred, in the name of the Holder), and this Warrant shall promptly be canceled. Any assignment, transfer, pledge, hypothecation or other disposition of this Warrant attempted contrary to the provisions of this Warrant, or any levy of execution, attachment or other process attempted upon the Warrant, shall be null and void and without effect.

7.   Loss, etc. of Warrant. Upon receipt of evidence satisfactory to the Company
     ---------------------
of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor, and denomination.

8.   Warrant Holder Not Shareholder. Except as otherwise provided herein, this
     ------------------------------
Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a shareholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a shareholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant.

9.   Communication. No notice or other communication under this Warrant shall be
     -------------
effective unless the same is in writing and is either (i) mailed by first-class mail, postage prepaid, in which event the notice shall be deemed effective three days after deposit in the mails, or (ii) delivered by established delivery service which guarantees three business days or less delivery, in which event the notice is deemed effective on the date of guaranteed delivery. Regardless of the method of delivery, the notice or communication shall be addressed to:

1. the Company at 3280 North Frontage Road, Lehi, Utah 84043, Attention: Chief Executive Officer or such other address as the Company has designated in writing to the Holder, or

2. the Holder at the address indicated in the opening paragraph hereof, or such other address as the Holder has designated in writing to the Company.

                               Page 9 of 21 Pages

10.  Headings. The headings of this Warrant have been inserted as a matter of
     --------
convenience and shall not affect the construction hereof.

11.  Applicable Law. This Warrant shall be governed by and construed in
     --------------
accordance with the law of the State of Delaware without giving effect to the principles of conflicts of law thereof.

12.  Warrant Register. The Company will register this Warrant in the Warrant
     ----------------
Register in the name of the record holder to whom it has been distributed or assigned in accordance with the terms hereof. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purpose of any exercise hereof or any distribution to the Holder and for all other purposes, and the Company shall not be affected by any notice to the contrary.

13.  Successors. All of the provisions of this Warrant by or for the benefit of
     ----------
the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns.

IN WITNESS WHEREOF, Covol Technologies, Inc. has caused this Warrant Certificate to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary effective as of the 16th day of September, 1998.


ATTEST:                                    COVOL TECHNOLOGIES, INC.


                                           By:
---------------------------------              ---------------------------------
Asael T. Sorensen, Jr.                              Stanley M. Kimball
Secretary                                           President



                               Page 10 of 21 Pages

                                  EXERCISE FORM

                          To be executed by the Holder
                          in Order to Exercise Warrants


The undersigned Holder hereby irrevocably elects to exercise __________ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the Holder's name and be delivered to

                    ----------------------------------------
                    ----------------------------------------
                    ----------------------------------------
                    ----------------------------------------
                         [please print or type address]

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Agreement, that a new Warrant Agreement for the balance of such Warrants be registered in the name of, and delivered to, the Holder at the address stated above.

The undersigned acknowledges that, if this Exercise Form is submitted prior to the Company having given notice that the issuance of the Warrant Shares has been registered under the Securities Act, the Warrant Shares issued on exercise will be "restricted securities" and will bear appropriate restrictive legends.

Dated:
       --------------------------------    -------------------------------------
Signature of Holder



---------------------------------------



---------------------------------------
Signature Guaranteed



---------------------------------------


                               Page 11 of 21 Pages

                                   ASSIGNMENT

                          To Be Executed by the Holder
                           in Order to Assign Warrants


THE WARRANTS REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND TRANSFER THEREOF IS NOT RESTRICTED. ANY TRANSFER OR PURPORTED TRANSFER DESCRIBED IN THIS FORM OF ASSIGNMENT SHALL BE EFFECTIVE UPON ASSIGNMENT BY SHAREHOLDER.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

Name:
      ---------------------------------------------
                   [please print or type]

Address:
         ------------------------------------------


         ------------------------------------------



Social Security:
                 ----------------------------------
or Taxpayer I.D. No


the undersigned's right to purchase up to          Common Shares represented by
                                          --------
these Warrants, and hereby irrevocably constitutes and appoints
                                                                ----------------
attorney to transfer the same on the books of the Company, with full power of substitution in the premises.

Dated:
       ---------------------------           -----------------------------------

Signature Guaranteed


                               Page 12 of 21 Pages

                                    Exhibit 2

                               WARRANT CERTIFICATE


                                             Warrant Certificate No. WA-1998-296
Dated: November 12, 1998                                      **300,000** Shares
                                                              -----------



NEITHER THESE WARRANTS NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE WARRANTS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS ARE RESTRICTED AND MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO REGULATION D UNDER THE ACT, AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

            These Warrants shall cease to be exercisable and shall be
                   void after November 12, 1999, at 5:00 p.m.,
                           Salt Lake City, Utah time.


                         COMMON STOCK PURCHASE WARRANTS
                                       OF
                            COVOL TECHNOLOGIES, INC.


FOR VALUE RECEIVED, Covol Technologies, Inc. (the "Company"), a Delaware corporation, hereby certifies that Kirk A. Benson, whose address is ___ or his permitted assigns, is entitled to purchase from the Company, subject to the conditions and upon the terms of this Warrant, at any time or from time to time after the date hereof and prior to 5:00 p.m. Salt Lake City, Utah time, on November 12, 1999, an aggregate of 300,000 fully paid and nonassessable shares of restricted Common Stock, par value $.001, of the Company at a per share exercise price of $7.50 per share. This Warrant is issued pursuant to the terms set forth in the Subscription Agreement by and between the Holder (as defined below) and the Company (the "Subscription Agreement"). Hereinafter (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as "Common Stock," (ii) the shares of Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable hereunder for the Warrant Shares calculated as set forth in Paragraph 1 is referred to as the "Aggregate Warrant Price," (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Warrant Price,"
(v) this Warrant, and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the "Warrant" and (vi) the holder of this Warrant is referred to as the "Holder."

         The Per Share Warrant Price is subject to adjustment pursuant to the anti-dilution provisions of Paragraph 4 hereof. In the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

1.   Exercise of Warrant. This Warrant may be exercised, in whole at any time or
     -------------------
in part from time to time during the period (the "Exercise Period") commencing on the date hereof, and ending on November 12, 1999, at 5:00 p.m. Salt Lake City, Utah time (the "Termination Date"), by the Holder of this Warrant by the surrender of this Warrant (with the exercise form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with payment of the Aggregate Warrant Price, or the proportionate part thereof

                               Page 13 of 21 Pages
if this Warrant is exercised in part. Payment for Warrant Shares shall be made by certified or official bank check or wire transfer of immediately available funds payable to the order of "Covol Technologies, Inc." The Warrant shall expire, and exercise shall no longer be allowed, to the extent the Warrant has not been exercised by the expiration of the Exercise Period.

2.   Partial Exercise of Warrant. If this Warrant is exercised in part, this
     ---------------------------
Warrant must be exercised for a minimum of 1,000 shares of Common Stock and if the Exercise Period has not expired the Holder is entitled to receive a new Warrant covering the number of Warrant Shares in respect of which this Warrant has not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon such surrender of this Warrant, the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, cash equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and
(b) deliver the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant. The Warrant shall expire, and exercise shall no longer be allowed, to the extent the Warrant has not been exercised by the expiration of the Exercise Period.

3.   Reservation of Warrant Shares. The Company will at all times during the
     -----------------------------
Exercise Period have authorized and reserved, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the Warrant Shares.

4.   Anti-Dilution Provisions.
     ------------------------

1. If, at any time or from time to time after the date of this Warrant, the Company shall distribute property or assets to all holders of Common Stock (excluding (x) dividends paid in, or distributions of, the Company's capital stock for which the number of Warrant Shares receivable hereunder shall have been adjusted pursuant to Subsection 4(b), and (y) dividends or distributions paid in cash) (any of the foregoing unless excluded being hereinafter in this Subsection 4(a) called the "Property"), then, in each such case, the Company shall reserve sufficient Property for distribution to the Holder upon exercise of the Warrant so that, in addition to the shares of Common Stock to which the Holder is entitled, the Holder will receive upon such exercise the amount and kind of such Property which such Holder would have received if the Holder had, immediately prior to the record date for the distribution of the Property, exercised the Warrant. Notice of each such distribution shall be given to the Holder concurrently with any notice given to the holders of Common Stock regarding such distribution.

2. In case the Company shall hereafter pay a dividend or make a distribution on its Common Stock payable in shares of capital stock, subdivide its outstanding shares of Common Stock into a greater number of shares, combine its outstanding shares of Common Stock into a smaller number of shares, or issue by reclassification of its Common Stock any shares of capital stock of the Company, then, in any such event, the Holder shall be entitled to receive the aggregate number and kind of shares which, if the Warrant had been exercised immediately prior to the record date with respect to the dividend or distribution or the effective date of the subdivision, combination, or reclassification, he would have been entitled to receive by virtue of such dividend, distribution, subdivision, combination, or reclassification, and the Per Share Warrant Price shall be appropriately adjusted. Such adjustment shall be made successively whenever any event listed above shall occur. An adjustment made pursuant to this subsection (b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (b), the Holder of this Warrant shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, then this Warrant may thereafter be exercised for units consisting of whole number multiples of each such securities, as designated by the Board of Directors.


                               Page 14 of 21 Pages

3. Notwithstanding any other provision of this Section 4, no adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.25 per share of Common Stock and no adjustment in the number of Warrant Shares issuable upon exercise of this Warrant shall be required if such adjustment would represent less than three percent of the number of Warrant Shares to be so delivered; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and provided further, however, that adjustments shall be required and made in accordance with the provisions of this Section 4 (other than this Subsection (c)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder. All calculations under this
Section 4 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 4 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 4, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares, or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its shareholders shall not be taxable.

4.   Whenever the Per Share Warrant Price is adjusted as provided in this
Section 4 and upon any modification of the rights of the Holder of this Warrant in accordance with this Section 4, the Company shall promptly prepare a certificate of the Company's Chief Financial Officer, setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect or such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause a copy of such certificate to be mailed to the Holder.

5. If the Board of Directors of the Company shall declare any dividend or other distribution in cash with respect to the Common Stock, other than out of earned surplus, the Company shall mail notice thereof to the Holder not less than 15 days prior to the record date fixed for determining shareholders entitled to participate in such dividend or other distribution.

5.   Fully Paid Stock; Taxes. The shares of the Common Stock represented by each
     -----------------------
and every certificate for Warrant Shares delivered on the exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, fully paid and non-assessable, and not subject to any pre-emptive rights. The Holder shall pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or certificate therefor.

6.  Transfer.
    --------

1.   Securities Laws. Neither this Warrant nor the Warrant Shares issuable upon
     ---------------
the exercise hereof have been registered in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Act" or the "Securities Act") or under any state securities laws and unless so registered may not be transferred, sold, pledged, hypothecated or otherwise disposed of unless an exemption from registration pursuant to Rule 144 of the Act is available. Except as provided in subsection (b) of this Section 6, this Warrant shall bear the following legend:

NEITHER THESE WARRANTS NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE WARRANTS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THESE WARRANTS ARE RESTRICTED AND MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

2.   Conditions to Transfer. In the event Holder desires to transfer this
     ----------------------
Warrant or any of the Warrant Shares issued (in the absence of registration under the Securities Act), the Holder must give the Company prior written notice of such proposed transfer including the name and address of the proposed transferee. Such

                               Page 15 of 21 Pages
transfer may be made only either (i) upon publication by the Securities and Exchange Commission (the "Commission") of a ruling, interpretation, opinion or "no action letter" based upon facts presented to said Commission, or (ii) upon receipt by the Company of an opinion of Holder's counsel acceptable to the Company, in either case to the effect that the proposed transfer will not violate the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated under either such act (collectively, the "Securities Laws"). Prior to any such proposed transfer, and as a condition thereto, if such transfer is not made pursuant to an effective registration statement under the Securities Act, the Holder will, if requested by the Company, deliver to the Company any representation or agreement reasonably requested to determine compliance with the Securities Laws.

3.   Indemnity. The Holder acknowledges that the Holder understands the meaning
     ---------
and legal consequences of this Section 6, and the Holder hereby shall indemnify and hold harmless the Company, its representatives and each officer, director and control person thereof from and against any and all loss, damage or liability (including all attorneys' fees and costs incurred in enforcing this indemnity provision) due to or arising out of (i) the inaccuracy of any representation or the breach of any warranty of the Holder contained in, or any other breach of, this Warrant or the Holder's subscription agreement with the Company, (ii) any transfer of the Warrant or any of the Warrant Shares in violation of the Securities Act, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated under either of such acts,
(iii) any transfer of the Warrant or any of the Warrant Shares not in accordance with this Warrant or (iv) any untrue statement or omission to state any material fact in connection with the investment representations or with respect to the facts and representations supplied by the Holder or its agents to the Company or its counsel in connection with any transfer or proposed transfer of the Warrant or any Warrant Shares.

4.   Transfer. Except as provided in this Section 6 or in the Subscription
     --------
Agreement, this Warrant and the Warrant Shares issued may be transferred by the Holder in whole or in part at any time or from time to time. Upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, and upon compliance with the foregoing provisions, the Company shall, without charge, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees named in such Assignment Form (and if the entire amount of the Warrant is not being transferred, in the name of the Holder), and this Warrant shall promptly be canceled. Any assignment, transfer, pledge, hypothecation or other disposition of this Warrant attempted contrary to the provisions of this Warrant, or any levy of execution, attachment or other process attempted upon the Warrant, shall be null and void and without effect.

7.   Loss, etc. of Warrant. Upon receipt of evidence satisfactory to the Company
     ---------------------
of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor, and denomination.

8.   Warrant Holder Not Shareholder. Except as otherwise provided herein, this
     ------------------------------
Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a shareholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a shareholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant.

9.   Communication. No notice or other communication under this Warrant shall be
     -------------
effective unless the same is in writing and is either (i) mailed by first-class mail, postage prepaid, in which event the notice shall be deemed effective three days after deposit in the mails, or (ii) delivered by established delivery service which guarantees three business days or less delivery, in which event the notice is deemed effective on the date of guaranteed delivery. Regardless of the method of delivery, the notice or communication shall be addressed to:

     1.   the Company at 3280 North Frontage Road, Lehi, Utah 84043, Attention:
          Chief Executive Officer or such other address as the Company has designated in writing to the Holder, or


                               Page 16 of 21 Pages

     2. the Holder at the address indicated in the opening paragraph hereof, or such other address as the Holder has designated in writing to the Company.

10.  Headings. The headings of this Warrant have been inserted as a matter of
     --------
convenience and shall not affect the construction hereof.

11.  Applicable Law. This Warrant shall be governed by and construed in
     --------------
accordance with the law of the State of Delaware without giving effect to the principles of conflicts of law thereof.

12.  Warrant Register. The Company will register this Warrant in the Warrant
     ----------------
Register in the name of the record holder to whom it has been distributed or assigned in accordance with the terms hereof. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purpose of any exercise hereof or any distribution to the Holder and for all other purposes, and the Company shall not be affected by any notice to the contrary.

13.  Successors. All of the provisions of this Warrant by or for the benefit of
     ----------
the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns.

     IN WITNESS WHEREOF, Covol Technologies, Inc. has caused this Warrant Certificate to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary effective as of the 12th day of November, 1998.


ATTEST:                                     COVOL TECHNOLOGIES, INC.


                                            By:
-----------------------------------             --------------------------------
Asael T. Sorensen, Jr.                               Stanley M. Kimball
Secretary                                            President


                               Page 17 of 21 Pages

                                  EXERCISE FORM

                          To be executed by the Holder
                          in Order to Exercise Warrants


         The undersigned Holder hereby irrevocably elects to exercise __________ Warrants represented by Warrant Certificate No. 296, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the Holder's name and be delivered to

                    ----------------------------------------
                    ----------------------------------------
                    ----------------------------------------
                    ----------------------------------------
                         [please print or type address]

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Agreement, that a new Warrant Agreement for the balance of such Warrants be registered in the name of, and delivered to, the Holder at the address stated above.

         The undersigned acknowledges that, if this Exercise Form is submitted prior to the Company having given notice that the issuance of the Warrant Shares has been registered under the Securities Act, the Warrant Shares issued on exercise will be "restricted securities" and will bear appropriate restrictive legends.

Dated:
       -----------------------------        ------------------------------------
                                                 Signature of Holder



                                            ------------------------------------



                                            ------------------------------------
                                                 Signature Guaranteed






                               Page 18 of 21 Pages

                                   ASSIGNMENT

                          To Be Executed by the Holder
                           in Order to Assign Warrants


THE WARRANTS REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND TRANSFER THEREOF IS NOT RESTRICTED. ANY TRANSFER OR PURPORTED TRANSFER DESCRIBED IN THIS FORM OF ASSIGNMENT SHALL BE EFFECTIVE UPON AS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

Name:
       --------------------------------------------------------
                           [please print or type]

Address:
          ------------------------------------------------------


          ------------------------------------------------------


Social Security:
                  --------------------
or Taxpayer I.D. No.

the undersigned's right to purchase up to       Common Shares represented by
                                          -----
these Warrants, and hereby irrevocably constitutes and appoints
                                                                ----------------
attorney to transfer the same on the books of the Company, with full power of substitution in the premises.

Dated:
        ------------------------------      ------------------------------------
                                                    Signature Guaranteed



                               Page 19 of 21 Pages

Exhibit 3 - Registration Rights Commitment, excerpted from subscription agreement dated as of November 13, 1998 between the Issuer (therein called "the Company" or "Covol") and Mr. Benson (therein called "the Holder").

     5.   Registration Rights Under Securities Act of 1933.

          (a) The Company has authorized and intends to file a registration statement on Form S-3 in the immediate future. The Company agrees to cause the Shares and the shares of Common Stock that may be acquired upon exercise of the Warrants by the Holder, will be included in such registration statement (at the Company's cost). The Company will use its best efforts to cause such registration statement to become effective prior to February 28, 1999, and will take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all such Common Stock which it has included in such registration statement to be sold or otherwise disposed of, and will use its best efforts to maintain such compliance with each such Federal and state law and regulation of any governmental authority for the earlier of (A) twelve months from the date of effectiveness of such registration statement under the Act and (B) the date upon which the Holders have completed the sale or other disposition of all of the Shares and the shares of Common Stock underlying the Warrants. If the Company fails to file the current Form S-3 registration statement by January 2, 1999, the Shares and the shares of Common Stock underlying the Warrants will have piggy-back registration rights as provided in Exhibit D attached hereto.

         (b) Whenever the Company is required pursuant to the provisions of this Section 5 to include the undersigned's Shares or the shares of Common Stock underlying the Warrants, the Company shall (i) furnish to the undersigned and any underwriter designated by the undersigned, with such copies of the prospectus, including the preliminary prospectus, conforming to the Act (and such other documents as the undersigned or each such underwriter may reasonably request) in order to facilitate the sale or distribution of the Shares or the shares of Common Stock underlying the Warrants, (ii) use its best efforts to register or qualify Shares or the shares of Common Stock underlying the Warrants under the blue sky laws (to the extent applicable) of such jurisdiction or laws (to the extent applicable) of such jurisdiction or jurisdictions as the undersigned and any appointed underwriter shall reasonably request and (iii) take such other actions as may be reasonably necessary or advisable to enable the undersigned and such underwriters to consummate the sale or distribution in such jurisdiction or jurisdictions in which the undersigned shall have reasonably requested.


                               Page 20 of 21 Pages

                                    EXHIBIT D

                             PIGGY BACK REGISTRATION

         A. Right to Piggy-Back. If Covol shall propose to file a registration statement under the 1933 Act relating to the public offering of Common Stock for cash pursuant to a firm commitment or other underwriting (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms, or filed in connection with an exchange offer or an offering of securities solely to existing security holders or employees of Covol), whether for sale for its own account or for the account of any other person with respect to Common Stock, Covol shall give written notice as soon as practicable (but in no event less than 30 days before the anticipated filing date) to each of the Holders specifying the approximate date on which Covol proposes to file such registration statement and advising the Holders of their right (the "Piggy-Back Right"), which shall be exercisable one time only, to have any or all of the Shares and/or shares of Common Stock underlying the Warrants ("Registrable Securities") included among the Common Stock to be covered thereby; provided, however, that the number of Registrable Securities requested so to be included shall be no fewer than the lesser of (i) such number of Registrable Securities as would result in reasonably expected aggregate proceeds to all of the Holders, in aggregate, net of underwriting discounts and commissions, of at least $0.5 million or (ii) all of the Registrable Securities then held by all of the Holders; and provided further that all Holders shall be deemed to have exercised their Piggy-Back Right when any one or more Holders do so whether or not other Holder(s) choose not to include their Registrable Securities in a registration statement for which they have a Piggy-Back Right. The Piggy-Back Right may be exercised upon the written request of one or more Holders, which shall be deemed to be acting on behalf of all Holders, and such request shall set forth the number of Registrable Securities to be registered. Covol shall use its reasonable best efforts to cause the managing underwriter or underwriters employed in connection with the proposed offering to include among the Common Stock covered by such registration statement the number of Registrable Securities that such Holder(s) shall have requested be so included on the same terms, and conditions as any other Common Stock included therein. The Piggy-Back Right granted hereunder shall expire upon the exercise of such Piggy-Back Right and the completion of the registration of the Registrable Securities requested to be so registered.

         B. Priority on Registrations. Notwithstanding anything herein to the contrary, if the managing underwriter or underwriters of a proposed offering advise Covol that, because of (i) the kind of securities that any of the Holders, Covol and any other persons or entities intend to include in such offering or (ii) the size of the offering that the Holders, Covol and such other persons or entities intend to make, the success of the offering would be adversely affected by inclusion of the Registrable Securities requested to be included by the Holders, then the amount or kind of securities to be offered for the account of any of the Holders shall be reduced pro rata to the extent necessary to reduce the total amount or kind of securities to be included in--- such offering to the amount or kind recommended by such managing underwriter or underwriters; provided that if Common Stock is being offered for the account of other stockholders as well, then the proportion by which the amount of Registrable Securities intended to be offered by the Holders is reduced shall not exceed the proportion by which the amount of Common Stock intended to be offered by such other stockholders is reduced.


                               Page 21 of 21 Pages